FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated March 16, 2005

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Krisztina Förhécz, Matáv IR
+36 1 457 6029
Flóra Rajki, Matáv IR
+36 1 457 6036
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

MATÁV TO ACQUIRE MAJORITY STAKE IN TELEKOM MONTENEGRO

BUDAPEST — March 16, 2005 — Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider today announced that it has signed a Share Purchase Agreement to acquire 51.12% of the shares of Telekom Montenegro (Telekom Crne Gore AD, or TCG) from the Government of Montenegro for 114 million euros. Additionally, Matáv has so far agreed with minority shareholders on the acquisition of 15.97% of the company’s shares for a price of 16.7 million euros.

The purchase will mainly be financed from debt; the closing of the transaction is expected to take place in early April 2005. Matáv will fully consolidate Telekom Montenegro in its accounts from the time of the closing of the transaction.

In addition to the 67.09% stake in the agreements currently signed, Matáv intends to acquire further minority stakes and is submitting an offer for the remaining shares for a price of EUR 2.20 per share. The offer is in line with Matáv’s original bid, in which the company offered a maximum price of 165 million euros for 100% of Telekom Montenegro.

This investor release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: March 16, 2005